EXHIBIT 5.1

FOX LAW OFFICES, P.A.
c/o 131 Court Street, #11
Exeter, NH 03833
Telephone (603) 778-9910
Facsimile (603) 778-9911

January 29, 2010

Clavis Technologies International Co., Ltd.
c/o Resident Agency Incorporated
377 S. Nevada Street
Carson City, NV 89703

Re:	Registration Statement on Form S-1 Relating to 17,375,200 shares of common stock

Ladies and Gentlemen:

You have requested our opinion in connection with the above-referenced registration statement (the “Registration Statement”), relating to up to 17,375,200 shares of Common Stock, par value $0.001 per share, of Clavis Technologies International Co, Ltd. (the “Company”) that the Registration Statement contemplates will be sold by certain selling security holders.

We have reviewed copies of the Articles of Incorporation of the Company (including any amendments thereto), the By-laws of the Company (as amended and restated to date), the Registration Statement and exhibits thereto and have examined such corporate documents and records and other certificates, and have made such investigations of law, as we have deemed necessary in order to render the opinion hereinafter set forth. As to certain questions of fact material to our opinion, we have relied upon the certificate of an officer of the Company and upon certificates of public officials.

Based upon and subject to the foregoing, we are of the opinion that the 13,375,200 shares of Common Stock of the Company (the “Shares”) that are being offered by the selling security holders have been duly authorized and are validly issued, fully paid and non-assessable.

We consent to the use of this opinion in the Registration Statement filed with the Securities and Exchange Commission in connection with the registration of the Shares and to the reference to our firm under the heading “Experts” in the registration statement.

Very truly yours,

/s/ Fox Law Offices, P.A.
Fox Law Offices, P.A.